Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Hyperion Therapeutics, Inc.,

at

$46.00 NET PER SHARE

by

Ghrian Acquisition Inc.

a wholly owned subsidiary of

Horizon Pharma, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12.01 AM (NEW YORK CITY TIME) ON MAY 7, 2015, UNLESS THE OFFER IS EXTENDED.

This Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger dated as of March 29, 2015 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”) by and among Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), Horizon Pharma, Inc., a Delaware corporation (“Parent”), and Ghrian Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $46.00 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated April 9, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Hyperion (the “Merger”), with Hyperion continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares (i) held by Hyperion as treasury stock, (ii) held by Parent, Purchaser or any other wholly owned subsidiary of Parent or (iii) held by a Hyperion stockholder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”), and in the case of (i) and (ii), such Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, net in cash, without interest (less any required withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF HYPERION UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of Hyperion (the “Hyperion Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of options and/or warrants to purchase Shares from which Hyperion has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and/or warrants) (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) completion of the fifteen (15) consecutive business day marketing period, (iv) either (A) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Citigroup Global Markets Inc. and Jefferies Finance LLC (collectively, the “Debt Commitment Parties”) or (B) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing (or an alternative financing) shall be available at the Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) subject only to the satisfaction of the other Offer Conditions, (v) the absence of a material adverse effect on Hyperion and (vi) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 5 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

April 9, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Computershare Trust Company, N.A., the Depositary (as defined below) for the Offer, or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call Georgeson Inc. (the “Information Agent”), at 866-856-2826 (toll free). See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12.01 am (New York City time) on May 7, 2015, unless the Offer is extended), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

*  *  *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

SUMMARY TERM SHEET

Purchaser, a wholly owned subsidiary of Parent, is offering to purchase all outstanding shares of common stock, par value $0.0001 per share, of Hyperion for $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding common stock, par value $0.0001 per share, of Hyperion.

Price Offered Per Share	$46.00 per Share, net in cash, without interest (less any required withholding taxes).

Scheduled Expiration of Offer	12.01 am (New York City time) on May 7, 2015, unless the Offer is extended. See Section 1 — “Terms of the Offer.”

Purchaser	Ghrian Acquisition Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Hyperion. We are a wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

Hyperion Board’s Recommendation	The Hyperion Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger (the “Hyperion Board Recommendation”).

Who is offering to buy my securities?

Our name is Ghrian Acquisition Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Hyperion. We are a wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.0001 per share, of Hyperion on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Hyperion’s outstanding common stock, par value $0.0001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Hyperion, while allowing Hyperion’s stockholders an opportunity to receive the Offer Price as soon as practicable after the Expiration Date by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Hyperion will consummate the Merger immediately thereafter without any action by the stockholders of Hyperion in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Hyperion will become a wholly owned subsidiary of Parent. See Section 12 — “Purpose of the Offer; Plans for Hyperion.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $46.00 per Share, net in cash, without interest (less any required withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry has been issued to or entered for you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent, an indirect wholly owned subsidiary of Horizon Pharma plc, has secured $900 million in debt commitments (the “Debt Commitment Letter”) from Citigroup Global Markets Inc. and Jefferies Finance LLC. Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Offer and available to Purchaser, together with Horizon Pharma plc’s cash and cash equivalents and the cash and cash equivalents of Hyperion that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Horizon Pharma plc had estimated cash and cash equivalents of approximately $544 million as of March 31, 2015 and Hyperion had estimated cash and cash equivalents and investments available for sale of approximately $152 million as of March 31, 2015. Funding of the Debt Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter. In the event that we do not receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation or we do not otherwise waive the Financing Proceeds Condition, we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Offer Conditions. See Section 9 — “Source and Amount of Funds.”

As more fully described in Section 15 — “Conditions of the Offer,” the Offer is conditioned upon the satisfaction or waiver of the Financing Proceeds Condition. In accordance with the position of the staff of the Securities and Exchange Commission (the “SEC”), Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Financing Proceeds Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

If the Merger Agreement is terminated in certain circumstances, including by Hyperion at any time prior to the Acceptance Time if (i) all the Offer Conditions other than the Financing Proceeds Condition shall have been and continue to be satisfied or waived as of the Expiration Date; (ii) Hyperion has irrevocably confirmed by written notice its intention to terminate the Merger Agreement if Parent and Purchaser fail to consummate the Offer when required in accordance with the terms of the Merger Agreement, and (iii) Parent has failed to consummate the Offer within three (3) business days of the date the consummation of the Offer should have occurred in accordance with the terms of the Merger Agreement, then Parent may be obligated to pay Hyperion a termination fee of $75 million. See Section 9 —“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger and arranging the related financing;

•	we are offering to purchase all of the outstanding Shares in the Offer solely for cash;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger;

•	we have received debt commitments in respect of funds sufficient with our existing funds to purchase all Shares tendered pursuant to the Offer;

•	the Financing Proceeds Condition is expected to be satisfied or waived at least five (5) business days prior to the final expiration of the Offer (unless the Offer is earlier terminated); and

•	after the satisfaction or waiver of the Financing Proceeds Condition, the Offer will not be subject to any financing condition.

See Section 12 — “Purpose of the Offer and Plans for Hyperion,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $46.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2 —“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Hyperion, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Hyperion. See Section 11 — “The Transaction Documents.”

What does the Hyperion Board think of the Offer?

The Hyperion Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

How long do I have to decide whether to tender in the Offer?

The Offer is currently is scheduled to expire at the “Expiration Time” which is 12.01 am (New York City time), on May 7, 2015, unless the Offer is extended, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters:

•	there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time (as defined below)) that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of options and/or warrants to purchase Shares from which Hyperion has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and/or warrants) (the “Minimum Condition”), when added to the Shares then owned by Purchaser, would represent a majority of the outstanding Shares as of the Expiration Time;

•	the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	completion of the fifteen (15) consecutive business day marketing period as defined in the Merger Agreement;

•	either (A) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from the Debt Commitment Parties or (B) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing (or an alternative financing) shall be available at the Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) (such confirmation, the “Financing Proceeds Confirmation”) subject only to the satisfaction of the other Offer Conditions (the “Financing Proceeds Condition”);

•	the absence of a material adverse effect on Hyperion; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions to the Offer.”

We and Parent may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Hyperion’s consent. See Section 15 — “Conditions of the Offer.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond September 30, 2015 (“Outside Date”). Pursuant to the Merger Agreement, we are required to extend the Offer (i) if at midnight, New York City time, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms thereof, has not been waived by Purchaser or Parent and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ, or any other applicable law, in each case, applicable to the Offer. If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York City time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Each of New Enterprise Associates 12, Limited Partnership, Sofinnova Venture Partners VII, L.P., Donald J. Santel, Jeffrey S. Farrow and Christine A. Nash (together, the “Supporting Stockholders”) have entered into tender and support agreements with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of March 29, 2015, the Supporting Stockholders owned an aggregate of approximately 21% of the outstanding shares of common stock of Hyperion. See Section 11 — “The Transaction Documents — Tender and Support Agreement Summary.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 —“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $46.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1 —“Terms of the Offer” and Section 2 —“Acceptance for Payment and Payment of Shares.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at 866-856-2826 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you or your nominee must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

What will happen to stock options and restricted stock units in the Offer?

The Offer is being made only for Shares, and not for options to purchase Shares (“Hyperion Options”) or restricted stock units with respect to Shares (“Hyperion RSUs”) issued pursuant to Hyperion’s 2012 Omnibus Incentive Plan and 2006 Equity Incentive Plan (“Hyperion Equity Plans”). Holders of outstanding Hyperion Options or Hyperion RSUs may participate in the Offer only if they first exercise such Hyperion Options (to the extent exercisable) or become vested in such Hyperion RSUs which are then settled in Shares in accordance with the terms of the applicable Hyperion Equity Plan and other applicable Hyperion award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Hyperion Options or Hyperion RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Tendering Shares.”

Each Hyperion Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Hyperion Option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Hyperion Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Offer Price in cash over (y) the exercise price payable per Share under such Hyperion Option. Each Hyperion Option that has an exercise price per Share that is equal to or greater than the Offer Price will be cancelled and terminated at the Effective Time and will cease to exist without entitling the holder thereof to receive any cash payment or other consideration before or after the Effective Time.

Each Hyperion RSU that is outstanding as of immediately prior to the Offer Acceptance Time will become fully vested immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested Hyperion RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Hyperion RSU will be cancelled and converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Hyperion RSUs immediately prior to the Effective Time and (ii) the Offer Price.

See Section 11 — “The Transaction Documents — The Merger Agreement — Stock Options and Restricted Stock Units.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn promptly following the later of the expiration of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.” Certificates for Restricted Shares held in a nominee account by the Depositary shall be deemed to have been received by the Depositary upon delivery of the properly completed and duly executed Letter of Transmittal.

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Transaction Documents — The Merger Agreement — Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Hyperion’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will Hyperion continue as a public company?

No. Following the purchase of the Shares in the Offer, we, Parent and Hyperion expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Hyperion to be delisted from the NASDAQ Global Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Hyperion will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in connection with the Offer. However, appraisal rights will be available in the Merger to holders of Shares that are not tendered or voted in favor of the Merger and who comply with the applicable requirements of Delaware law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On March 27, 2015, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of Hyperion common stock reported on NASDAQ was $42.74 per Share. Therefore, the Offer Price of $46.00 per Share represents a premium of approximately 7.6% over the March 27, 2015 closing stock price, a 35% premium over the average trading price over the 60 days ending March 27, 2015 and a 79% premium over the average trading price over the six-month period ending March 27, 2015. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call Georgeson Inc., the Information Agent for the Offer, at 866-856-2826 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Hyperion:

INTRODUCTION

We are offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion, for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.” References herein to “Horizon” shall mean Horizon Pharma plc and each of its indirect subsidiaries, including Parent and Purchaser, as applicable.

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Hyperion, with Hyperion continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than (i) Shares held by Hyperion as treasury stock, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent or

(iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive cash equal to the amount of the Offer Price, without interest thereon, less any required withholding taxes. Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. See Section 11 — “The Transaction Documents.”

The Hyperion Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

Hyperion has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of options and/or warrants to purchase Shares from which Hyperion has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and/or warrants) (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) completion of the fifteen (15) consecutive business day marketing period, (iv) either (A) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from the Debt Commitment Parties or (B) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing (or an alternative financing) shall be available at the Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) subject only to the satisfaction of the other Offer Conditions, (v) the absence of a material adverse effect on Hyperion and (vi) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

According to Hyperion, as of the close of business on March 27, 2015, (i) 20,874,966 Shares were issued and outstanding, (ii) 96,712 Shares were held by Hyperion in its treasury; (iii) there were outstanding Hyperion Options to purchase 3,108,274 Shares, (iv) 386,570 Shares were subject to issuance pursuant to outstanding Hyperion RSUs (which includes the maximum number of Shares deliverable under Hyperion RSUs with vesting based upon performance criteria) and (v) 247 Shares were issuable upon the exercise of warrants (all of which have an exercise price in excess of the Offer Price). Accordingly, assuming that no options or warrants are exercised and that no restricted stock unit awards vest prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 10,437,484 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

Each of New Enterprise Associates 12, Limited Partnership, Sofinnova Venture Partners VII, L.P., Donald J. Santel, Jeffrey S. Farrow and Christine A. Nash (together, the “Supporting Stockholders”) have entered into tender and support agreements with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of March 29, 2015 the Supporting Stockholders owned an aggregate of approximately 21% of the outstanding shares of common stock of Hyperion. See Section 11 — “The Transaction Documents — Tender and Support Agreement Summary.”

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Hyperion will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Hyperion in accordance with Section 251(h) of the DGCL. Following the Merger, our directors and officers will be the directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Time.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition and the Financing Proceeds Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered, and not withdrawn prior to the Expiration Time, as promptly as practicable (and in any event with three business days) after the Expiration Time.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Hyperion will take all necessary and appropriate action to cause the Merger to become effective immediately following the Acceptance Time. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement separately provides that we are required to extend the Offer beyond the initial Expiration Date. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive) and the Merger Agreement has not been terminated, Hyperion may require us to extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and Hyperion may mutually agree), until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive). Under the terms of the Merger Agreement, Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ, or any other applicable law, in each case, applicable to the Offer. Additionally, Purchaser shall have the right in its sole discretion to extend the Offer in certain circumstances as described in more detail in Section 11 “Merger Agreement” — “Extensions of the Offer.” Notwithstanding the foregoing, the Merger Agreement provides that that in no event shall Purchaser (i) be required to extend the Offer beyond the earliest to occur of (A) the Outside Date and (B) the valid termination of the Merger Agreement or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of Hyperion.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Purchaser each expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in the Merger Agreement or previously approved by Hyperion in writing, Parent and Purchaser shall not: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to any holder of Shares in its capacity as such or impose conditions to the Offer that are in addition to the Offer Conditions or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with this Agreement.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of conditions such as the Minimum Condition or the Financing Proceeds Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Hyperion has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. We will pay for Restricted Shares directly upon the applicable vesting date or date when the applicable restrictions terminate, if the holder remains in service to Parent, Hyperion or any of their respective affiliates, through such date. Other than with respect to Restricted Shares, upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Our obligation to make payments with respect to the Restricted Shares shall be satisfied upon payment thereof or upon the occurrence of a forfeiture event with respect thereto.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the

Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)); provided that, with respect to Restricted Shares held in a nominee account by the Depositary, the Depositary shall be deemed to have been received the applicable certificates upon delivery of the properly completed and duly executed Letter of Transmittal, as set forth herein, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition (as defined below).

Book-Entry Delivery

The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each Hyperion stockholder (including any Hyperion stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number or otherwise comply with applicable backup withholding rules and certification requirements. Each Hyperion stockholder should complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or other applicable form such as the appropriate IRS Form W-8) in order to provide the information and certification necessary to avoid the imposition of backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Hyperion’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Hyperion’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Hyperion stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Hyperion stockholders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not apply to Hyperion stockholder who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Hyperion stockholders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, Shares held as “qualified small business stock” or “section 1244 stock,” Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, Hyperion stockholders that purchase or sell Shares as part of a wash sale for tax purposes, Hyperion stockholders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or unearned income Medicare contribution tax, federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

None of Hyperion, the Parent, or the Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Hyperion, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Hyperion Options or Hyperion RSUs that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HYPERION STOCKHOLDER SHOULD CONSULT SUCH HYPERION STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HYPERION STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HYPERION STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by a non-corporate U.S. Holder generally will be taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•	the Non-U.S. Holder is an individual present in the United States for one hundred eighty-three or more days in the taxable year of the sale(or, if applicable, the date of the Merger) and certain other conditions exist; or

•	Hyperion is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder held, directly and indirectly at any time within the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the Non-U.S. Holder’s holding period in the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In general, Hyperion would be a United States real property holding corporation if United States real property interests comprised (by fair market value) at least half of Hyperion’s total worldwide interests in real property plus Hyperion’s business assets. Hyperion believes that is has not been during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Hyperion were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to certain Hyperion stockholders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a Hyperion stockholder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, a Hyperion stockholder generally must complete an IRS Form W-8IMY or an applicable IRS Form W-8BEN or W-8BEN-E (if the Hyperion stockholder is a Non-U.S. Holder) or the IRS Form W-9 that is included in the Letter of Transmittal (if the Hyperion stockholder is a U.S. Holder) in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax and may be refunded or credited against the Hyperion stockholder’s U.S. federal income tax liability, if any, provided that the Hyperion stockholder furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on the NASDAQ under the symbol “HPTX.” The Shares have been listed on NASDAQ since July 26, 2012.

The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ as reported in published financial sources:

	High	Low
2013
First Quarter	$26.50	$10.84
Second Quarter	$25.94	$15.92
Third Quarter	$28.34	$21.29
Fourth Quarter	$29.50	$18.97

2014
First Quarter	$32.98	$19.59
Second Quarter	$30.21	$22.79
Third Quarter	$28.00	$21.94
Fourth Quarter	$25.97	$20.23

2015
First Quarter (through March 27, 2015)	$45.40	$23.02

On March 27, 2015, the last full trading day before the announcement of the execution of the Merger Agreement, the last reported sales price of the Shares was $42.74 per Share. The Offer Price represents approximately a 7.6% premium over the March 27, 2015 closing stock price, a 35% premium over the average trading price over the 60 days ending March 27, 2015 and a 79% premium over the average trading price over the six-month period ending March 27, 2015. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Hyperion’s publicly available documents, Hyperion has never paid a cash dividend on the Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of Hyperion, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in Hyperion.

7.	Certain Information Concerning Hyperion

The information concerning Hyperion contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Hyperion to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent or the Depositary.

General. According to Hyperion’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Hyperion 10-K”), Hyperion incorporated under the laws of the State of Delaware on November 1, 2006. The principal executive offices of Hyperion are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005, and its telephone number is (650) 745-7802.

Hyperion is focused on the development and commercialization of novel therapeutics to treat orphan diseases. Hyperion’s products, RAVICTI® (glycerol phenylbutyrate) Oral liquid, BUPHENYL® and AMMONAPS® (sodium phenylbutyrate) Tablets and Powder, are designed to lower ammonia in the blood.

Additional Information

Hyperion is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8.	Certain Information Concerning Purchaser and Parent

Purchaser. We are a Delaware corporation and a wholly owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will immediately merge with and into Hyperion, with Hyperion continuing as the Surviving Corporation. Our principal executive offices are located at 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. The telephone number at such office is (224) 383-3000.

Parent. Parent is a Delaware corporation is an indirect wholly owned subsidiary of Horizon Pharma plc. Horizon Pharma plc is a specialty biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated products that address unmet medical needs. Horizon Pharma plc markets a portfolio of products in arthritis, inflammation and orphan diseases. Horizon Pharma plc’s U.S. marketed products are ACTIMMUNE® (interferon gamma-1b), DUEXIS® (ibuprofen/famotidine), PENNSAID® (diclofenac sodium topical solution) 2% w/w, RAYOS® (prednisone) delayed-release tablets, and VIMOVO® (naproxen/esomeprazole magnesium). Parent holds all U.S. based product assets of Horizon Pharma plc (other than assets related to ACTIMMUNE® and PENNSAID® 2%). The principal executive offices of Parent are located at 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. The telephone number at such office is (224) 383-3000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Hyperion; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Hyperion during the past sixty days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Hyperion (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Hyperion or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Hyperion or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we, Parent and Horizon Pharma plc have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent and/or Horizon Pharma plc with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Horizon Pharma plc maintains a website at http://ir.horizon-pharma.com. These website addresses are not intended to function as hyperlinks, and the information contained on Horizon Pharma plc’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds

We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has secured $900 million in debt commitments from Citigroup Global Markets Inc. (which we refer to as “Citi”) and Jefferies Finance LLC (which we refer to as “Jefferies Finance” and, together with Citi, as the “Debt Commitment Parties”) which are described in more detail in section titled “Debt Financing” immediately below. Subject to certain conditions, the term loans provided with respect to the contemplated debt financing will be fully drawn on the date of the closing of the Offer and available to Purchaser, together with Horizon Pharma plc’s cash and cash equivalents and the cash and cash equivalents of Hyperion that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Horizon Pharma plc had estimated cash and cash equivalents of approximately $544 million as of March 31, 2015 and Hyperion had estimated cash and cash equivalents and investments available for sale of approximately $152 million as of March 31, 2015.

In the event that we do not receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation or we do not otherwise waive the Financing Proceeds Condition, we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Offer Conditions. See Section 15 — “Conditions of the Offer” for further details.

Debt Financing

Parent has received a debt commitment letter (which we refer to as the “Debt Commitment Letter”) from Citi and Jefferies Finance to provide, subject to the conditions set forth in the Debt Commitment Letter to Parent, a $900 million senior secured term loan facility (the “Credit Facility”) that is expected to be drawn in full at the closing of the Credit Facility for the purpose of financing the Offer and the Merger, refinancing certain of Parent’s and Hyperion’s existing indebtedness, and paying related fees and expenses. The Credit Facility will have a term of six (6) years.

The commitment of the Debt Commitment Parties with respect to the Credit Facility will automatically expire upon the first to occur of (i) 11:59 p.m. New York City time on September 30, 2015, unless on or prior to such time the Merger and the initial funding of the Credit Facility have been consummated, (ii) prior to the closing of the Merger, the date of a valid termination of Merger Agreement in accordance with its terms, and (iii) the closing of the Merger without the use of the Credit Facility. The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in the Debt Commitment Letter. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange, consummate and obtain the proceeds of the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount equal to the lesser of (x) the amount of financing contemplated by the Debt Commitment Letter and (y) an amount sufficient to consummate the Offer and the Merger in either case on terms and conditions not materially less favorable from the standpoint of Parent and Purchaser than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

The availability of the Credit Facility is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement (without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of the lenders without the consent of the Debt Commitment Parties), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”), solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facility, payment of required fees and expenses, the absence of certain other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Debt Commitment Parties a period of time to syndicate the Credit Facility, the execution of certain guarantees and the creation and perfection of certain security interests, the truthfulness and correctness of specified Merger Agreement representations and certain specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Roles. Citi and Jefferies Finance have been appointed as joint lead arrangers and joint book-running managers for the Credit Facility. Citi has been appointed as administrative agent for the Credit Facility (which we refer to as the “Administrative Agent”).

Interest Rate. Loans under the Credit Facility are expected to bear interest, at Parent’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the term loans under the Credit Facility at any time, subject to a prepayment premium in an amount equal to 1.00% of the amount prepaid prior to the date that is six (6) months from the closing date of the Credit Facility solely to the extent such prepayment is in connection with certain refinancings that reduce the effective yield of the debt and, if applicable, any LIBOR breakage costs. The term loans under the Credit Facility will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facility will be due on the maturity date. The term loans under the Credit Facility will be subject to customary mandatory prepayment provisions, including prepayments to be made with the net proceeds of asset sales, insurance recovery events and certain incurrences of indebtedness, and from annual “excess cash flow”, in each case subject to certain conditions to be agreed.

Guarantors. All obligations under the Credit Facility will be guaranteed by Horizon Pharma plc and each existing and future direct and indirect subsidiary of Horizon Pharma plc (other than Parent), subject to certain limitations.

Security. The obligations of Parent and the guarantors under the Credit Facility and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a senior basis by a perfected security interest in all of Parent’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Parent and all of the capital stock directly held by the Parent or any guarantor (limited, in the case of first-tier foreign subsidiaries of Parent or any subsidiary of Parent that is a guarantor, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facility on the closing date, but instead will be required to be delivered within 90 days following the closing date pursuant to arrangements to be mutually agreed and subject to extensions to be agreed by the Administrative Agent in its sole discretion.

Other Terms. The Credit Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facility will also include customary events of default including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(i) to the Schedule TO, which is incorporated by reference.

10.	Background of the Offer; Contacts with Hyperion

As part of Horizon Pharma plc’s strategy of expanding and leveraging its commercial infrastructure by acquiring and commercializing additional differentiated products that address unmet medical needs, Horizon Pharma plc regularly considers a variety of potential transactions to acquire products in its orphan disease, primary care and specialty businesses. As part of this process, Horizon Pharma plc identified Hyperion as a possible acquisition target and consulted with representatives of Jefferies LLC (“Jefferies”), a financial advisor to Horizon, as to whether Jefferies believed that Hyperion would be receptive to considering an unsolicited acquisition proposal from Horizon.

On January 17, 2015, at Horizon’s request, representatives of Jefferies contacted Donald J. Santel, Hyperion’s President and Chief Executive Officer, on behalf of Horizon, to inquire whether Mr. Santel would be interested in meeting with Horizon’s management.

On February 5, 2015, Robert Carey, Horizon Pharma plc’s Executive Vice President and Chief Business Officer, spoke by telephone with Mr. Santel, who agreed during the call to meet with Timothy P. Walbert, Horizon Pharma plc’s Chairman of the Board, President and Chief Executive Officer, and Mr. Carey in New York the following week, although Mr. Santel noted that Hyperion had not initiated a formal sale process. The parties also discussed issues related to Hyperion’s intellectual property, including the Paragraph IV challenge filed by Par Pharmaceutical Companies, Inc. (“Par Pharmaceutical”).

On February 11, 2015, Messrs. Walbert and Carey met with Mr. Santel and Jeffrey Farrow, Hyperion’s Chief Financial Officer, in New York. During that meeting, Messrs. Walbert and Carey informed Messrs. Santel and Farrow of Horizon’s interest in acquiring Hyperion.

On February 24, 2015, the Horizon Pharma plc board of directors (“Horizon Board”) met for a regularly scheduled board meeting at Horizon Pharma plc’s corporate headquarters in Dublin, Ireland. Also participating in the meeting were members of Horizon’s management, and representatives of Horizon’s outside counsel, Cooley LLP (“Cooley”) and McCann Fitzgerald (“McCann”). Following a lengthy discussion, the Horizon Board authorized Horizon Pharma plc to submit a non-binding proposal to acquire Hyperion within a range of prices authorized by the Horizon Board.

On March 5, 2015, Mr. Walbert and Mr. Carey called Mr. Santel and conveyed Horizon’s non-binding proposal to acquire Hyperion at a price of $42.00 to $45.00 per Share in cash. Subsequent to the call, Mr. Carey sent an email to Mr. Santel attaching a written non-binding indication of interest confirming Horizon’s proposal. On March 5, 2015, the last reported sales price of Hyperion common stock reported on NASDAQ was $29.80 per Share.

Later in the evening of March 5, 2015, Mr. Santel confirmed in an email to Mr. Carey that Hyperion intended to convene a meeting of the Hyperion board of directors (“Hyperion Board”) to consider Horizon’s unsolicited, non-binding proposal.

On March 8, 2015, Horizon Pharma plc and Hyperion executed a confidentiality agreement containing a standstill and other customary terms.

On March 10, 2015, Mr. Santel called Mr. Walbert to request that Horizon and its advisors complete their intellectual property due diligence prior to engaging in further discussions or other due diligence. Mr. Santel and Mr. Walbert discussed scheduling a meeting between Horizon’s intellectual property counsel, Global Patent Group, LLC (“Global Patent Group”) and Green Griffith & Borg-Breen LLP (“Green Griffith”), and Hyperion’s intellectual property counsel, Covington & Burling LLP (“Covington”). Later on March 10, 2015, Mr. Carey called Mr. Santel to discuss possible dates for the intellectual property counsel meeting and requested to review the sealed motion filed by Par Pharmaceutical against intellectual property related to Hyperion’s product, RAVICTI® (glycerol phenylbutyrate) oral liquid. Mr. Santel called Mr. Carey and indicated that Hyperion would not allow Horizon Pharma plc to review the sealed motion filed by Par Pharmaceutical against intellectual property related to RAVICTI®.

Later that same day, Mr. Carey informed Mr. Santel by email that Global Patent Group and Green Griffith were available on March 11, 2015 for a conference call with Covington and requested a business due diligence meeting.

On March 11, 2015, Mr. Santel called Mr. Carey to schedule a conference call and meeting for the intellectual property counsel of Hyperion and Horizon and to discuss possible dates for a business due diligence meeting. Mr. Santel requested an agenda for the business due diligence meeting. Mr. Carey emailed the proposed agenda to Mr. Santel the following day.

The same day, Global Patent Group, Green Griffith, Covington, Barry Golombik, consultant to Horizon Pharma plc, and Brian Beeler, Horizon Pharma plc’s Senior Vice President, Legal and Chief Compliance Officer, held a conference call to discuss document requests and an agenda for the March 13, 2015 meeting.

On March 13, 2015, Global Patent Group, Green Griffith and Covington met in Washington, D.C. to discuss various intellectual property topics related to RAVICTI®.

The same day, Mr. Carey emailed Mr. Santel to request that Hyperion facilitate communication between Hyperion’s intellectual property litigation counsel, Perkins Coie LLP (“Perkins Coie”) and Global Patent Group.

Later the same day, Mr. Santel called Mr. Carey to communicate that Hyperion was still considering Horizon’s request to facilitate communication between Perkins Coie and Global Patent Group.

On March 14, 2015, Mr. Carey informed Mr. Santel by email that Horizon had not identified any material concerns related to Hyperion’s intellectual property for RAVICTI® and requested a telephone call with Mr. Santel to discuss next steps.

Later on March 14, 2015, Messrs. Walbert and Carey spoke with Mr. Santel via conference call. Mr. Santel confirmed that the Hyperion Board was scheduled to meet on March 19, 2015 to consider Horizon’s proposal. Mr. Santel also informed Messrs. Walbert and Carey that Hyperion intended to retain Centerview Partners LLC (“Centerview”) as its financial advisor and planned to open its electronic data room on March 20, 2015. Mr. Santel proposed that Hyperion hold an in-person due diligence meeting and management presentation for Horizon on March 27, 2015. Further, Mr. Santel proposed that Jeffrey W. Sherman, M.D., FACP, Horizon Pharma plc’s Executive Vice President, Research and Development and Chief Medical Officer, discuss further aspects of the patents covering RAVICTI with Bruce F. Scharschmidt, M.D., Hyperion’s Senior Vice President and Chief Medical and Development Officer.

On March 16, 2015, Global Patent Group held a conference call with Perkins Coie and Messrs. Golombik and Beeler to discuss and define the scope of Horizon’s remaining intellectual property due diligence.

The same day, Dr. Sherman held a telephone call with Dr. Scharschmidt to discuss clinical practices related to fasting ammonia levels in patients with urea cycle disorders.

Also on the same day, Mr. Santel requested that representatives of Jefferies confirm that Horizon had not changed its price range based on its intellectual property due diligence to date and, in accordance with Horizon’s directives, representatives of Jefferies confirmed that Horizon had not changed its proposal.

On March 17, 2015, at Horizon’s request, representatives of Jefferies and Citi held a telephone call with representatives of Centerview during which representatives of Centerview confirmed Hyperion’s intention to respond to Horizon’s proposal following the Hyperion Board’s meeting on March 19, 2015.

On March 18, 2015, Horizon, Global Patent Group, Green Griffith, Perkins Coie, and Shearman & Sterling, Hyperion’s outside counsel for the potential transaction, participated in a teleconference to discuss timing and requests for conducting intellectual property due diligence on Hyperion’s products.

On March 19, 2015, at Horizon’s instruction, representatives of Jefferies and Citi called a representative of Centerview to discuss the outcome of the Hyperion Board meeting. A representative of Centerview confirmed that Hyperion intended to open its electronic data room the following day and that Shearman & Sterling expected to send a draft of the merger agreement to Horizon and Cooley on the following day. The parties confirmed the management presentation for March 27, 2015 to take place at the offices of Hyperion’s legal counsel, Shearman & Sterling, in San Francisco, California.

Later on March 19, 2015, Hyperion provided Horizon and its legal and financial advisors access to an electronic data room.

On March 20, 2015, Shearman & Sterling distributed a draft merger agreement to Cooley.

On March 24, 2015, the transaction committee of the Horizon Board met at Horizon Pharma plc’s corporate headquarters in Dublin, Ireland with management and the legal and financial advisors and authorized Horizon to negotiate and enter into a merger agreement with Hyperion within a range of prices authorized by the transaction committee and to enter into a debt commitment letter for the related financing transaction.

On March 24, 2015, Cooley sent to Shearman & Sterling a revised draft of the merger agreement. Cooley also sent to Shearman & Sterling an initial draft of a tender and support agreement to be executed by certain stockholders of Hyperion.

On March 25, 2015, representatives of Global Patent Group and Horizon management, including Dr. Sherman and Christopher Murphy, Horizon Pharma plc’s Vice President, Business Development, spoke with Dr. Scharschmidt to discuss clinical protocols for ammonia level controls related to the treatment of urea cycle disorders. Throughout this week, Horizon continued to finalize its due diligence.

On March 26, 2015, a representative of Centerview confirmed to Horizon that a Hyperion management presentation that would be utilized during the in-person meeting on March 27, 2015 would be added to the electronic data room prior to the meeting. Later that day, Shearman & Sterling sent Cooley a revised draft of the merger agreement.

On March 27, 2015, Hyperion and Horizon held a meeting in the offices of Shearman & Sterling in San Francisco, California, with senior management of Hyperion and Horizon and representatives of outside legal and financial advisors for Hyperion and Horizon attending the meeting. During the meeting, Hyperion made a management presentation and the parties discussed remaining business due diligence matters.

On the same day, representatives of Horizon management and representatives of KPMG LLP, Horizon’s tax advisor, held a conference call with Jeffrey Farrow, Hyperion’s Chief Financial Officer, and other representatives of Hyperion management to discuss Horizon’s due diligence questions related to Hyperion’s tax history.

Subsequent to the management presentations, Messrs. Walbert and Carey, Paul W. Hoelscher, Horizon Pharma plc’s Executive Vice President and Chief Financial Officer and Horizon’s financial advisors met with Messrs. Santel and Farrow and representatives of Centerview. During the meeting, Mr. Carey communicated that Horizon had completed its due diligence and was proposing a purchase price of $44.00 per Share in cash and that Citi and Jefferies Finance expected to provide committed financing for the transaction, subject to certain specified conditions. Mr. Santel indicated that he would take Horizon’s proposal to Hyperion’s Board for consideration at a Hyperion Board meeting scheduled for the morning of March 28, 2015. Later that day, Shearman & Sterling sent Cooley an initial draft of Hyperion’s disclosure schedules to the merger agreement.

On March 28, 2015, following a meeting of the Hyperion Board, representatives of Centerview held a call with representatives of Jefferies and Citi and indicated that the Hyperion Board would not approve a transaction with Horizon unless Horizon raised its price above $44.00 per Share and requested Horizon’s best price. Messrs. Walbert, Carey and Hoelscher then held a call with representatives of Jefferies and Citi in which Horizon authorized the representatives of Jefferies and Citi to propose a $46.00 per Share cash purchase price on behalf of Horizon if the Hyperion Board would commit to accept such proposal by March 29, 2015. In accordance with this directive, representatives of Jefferies and Citi then had a follow-up call with representatives of Centerview and conveyed Horizon’s revised proposal as instructed. Centerview agreed to take Horizon’s $46.00 per Share cash offer to the Hyperion Board for approval.

Hyperion also sent to Cooley its proposed Employee Retention & Severance Plan on March 28, 2015.

On March 28, 2015 through March 29, 2015, Cooley and Shearman & Sterling exchanged multiple drafts of the merger agreement and related disclosure schedules and engaged in negotiations relating to the merger agreement. Cooley also shared with Shearman & Sterling drafts of the debt commitment letter that Horizon was negotiating relating to the financing of a portion of the purchase price.

Mr. Carey spoke with Mr. Santel on the evening of March 29, 2015 to request that Hyperion provide Horizon with information relating to the potential excise taxes payable by disqualified individuals of Hyperion in connection with a change of control and the potential gross-up payments payable to Mr. Santel under his change of control agreement.

In the evening on March 29, 2015, Hyperion informed Horizon that the Hyperion Board had unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger, and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger. Later that night, the Merger Agreement was executed and delivered on behalf of each of Hyperion, Parent and Purchaser. Hyperion also delivered to Horizon tender and support agreements executed by New Enterprise Associates 12 , Limited Partnership, Sofinnova Venture Partners VII, L.P., Mr. Santel, Jeffrey S. Farrow and Christine A Nash.

On March 30, 2015, prior to the opening of trading on NASDAQ, Horizon Pharma plc and Hyperion issued a joint press release announcing the execution of the merger agreement.

11.	The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the

Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Hyperion or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Hyperion or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Hyperion were qualified and subject to important limitations agreed to by Parent, us and Hyperion in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in any event within seven business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Purchaser of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer”, each Hyperion stockholder who validly tenders shares of Hyperion Common Stock in the Offer will receive $46.00 for each Share validly tendered and not properly withdrawn prior to the Expiration Time, without interest (less any required withholding taxes). The initial Expiration Time will be 12.01 am (New York City time), on May 7, 2015. Parent and Purchaser each expressly reserves the right to waive, in whole or in part, any Offer Condition, other than the Minimum Condition, to increase the Offer Price or to make any other changes in the terms of and conditions of the Offer; provided, that unless otherwise provided by the Merger Agreement or as previously approved in writing by Hyperion, Parent and Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to any holder of Shares in its capacity as such or impose conditions to the Offer that are in addition to the Offer Conditions or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer

The Merger Agreement provides that (i) if, at midnight, New York City time, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms thereof, has not been waived by Purchaser or Parent, Purchaser shall extend the Offer and its expiration date for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and Hyperion may mutually agree) to permit such Offer Condition to be satisfied; (ii) Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and Hyperion may mutually agree) to the extent (A) Parent and Purchaser shall have waived the Financing Proceeds Condition, (B) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived and (C) the Debt Financing has not actually been received by Purchaser or Parent, and the lenders party to the Debt Commitment Letter have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing in an amount sufficient (together with cash available to Parent) to consummate the Offer and the Merger will be available at the anticipated Acceptance Time on the terms and conditions set forth in the Debt Commitment Letter and subject only to the satisfaction of the Offer Conditions; and (iii) if (A) the Financing Proceeds Condition has been satisfied or waived less than five business days prior to the then-scheduled expiration of the Offer and (B) all of the other Offer Conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent shall have a one-time right to extend the Offer for a period of up to five business days; provided, that in no event shall Purchaser (1) be required to extend the Offer beyond the earliest to occur of (x) the Outside Date and (y) the valid termination of the Merger Agreement or (2) be permitted to extend the Offer beyond the Outside Date without the prior written consent of Hyperion. Notwithstanding the foregoing, Purchaser shall, without the written consent of Hyperion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ, or any other applicable Law, in each case, applicable to the Offer.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time Purchaser will merge with and into Hyperion. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Hyperion will continue its corporate existence under the DGCL as the “Surviving Corporation” in the Merger. The Merger will be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer (but in any event on the date of the consummation of the Offer) without the adoption of the Merger Agreement by the stockholders of Hyperion, subject to the satisfaction or waiver of the conditions set forth in Merger Agreement. From and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Hyperion and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of Hyperion and Purchaser will become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Corporation shall from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that: (i) the certificate of incorporation of Hyperion as in effect immediately prior to the Effective Time will be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit B to the Merger Agreement, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of Hyperion as in effect immediately prior to the Effective Time will be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit C to the Merger Agreement, and, as so amended, shall be the bylaws of the Surviving Corporation.

Merger Consideration

As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Hyperion as treasury stock, (ii) held by Parent, Purchaser or any other subsidiary of Parent, or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”). At the Effective Time, all of the Shares that have been converted into the right to receive the Merger Consideration will cease to exist, and each holder of a certificate formerly representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the Merger Agreement.

Payment for Shares

Prior to the Effective Time, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (in such capacity, the “Payment Agent”) for the holders of Shares to receive the funds to which holders of such Shares become entitled pursuant to the Merger. At or prior to the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to the terms of the Merger Agreement. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” Within five business days after the Effective Time, the Payment Agent will mail to record holders of certificates previously representing any Shares outstanding immediately prior to the Effective Time (“Hyperion Stock Certificates”) or book entry shares immediately prior to the Effective Time (other than to holders of dissenting shares to the extent such holders do not also hold Shares that are not dissenting shares): (i) a letter of transmittal in customary form reasonably acceptable to Hyperion; and (ii) instructions for use in effecting the surrender of Hyperion Stock Certificates in exchange for Merger Consideration. Upon surrender of a Hyperion Stock Certificate to the Payment Agent for exchange, together with a duly completed and validly executed letter of transmittal or receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer to the Payment Agent as the Payment Agent may reasonably request) in the case of such book entry shares, together with a duly completed and validly executed letter of transmittal and, in each case, such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Hyperion Stock Certificate or book entry share shall be entitled to receive in exchange therefor the Merger Consideration; and (B) the Hyperion Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by the Merger Agreement, each Hyperion Stock Certificate or book entry share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by the Merger Agreement. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Hyperion Stock Certificate or book entry share. Payment of the applicable Merger Consideration with respect to book-entry shares shall only be made to the person or entity in whose name such book-entry shares are registered. If any Hyperion Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Hyperion Common Stock previously represented by such Hyperion Stock Certificate, require the owner of such lost, stolen or destroyed Hyperion Stock Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Hyperion Stock Certificate. Upon the making of such affidavit and delivering such bond, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated by the Merger Agreement.

Any portion of the payment Fund that remains unclaimed or undistributed to holders of Hyperion Stock Certificates or book entry shares as of the date that is one year after the closing date of the Merger shall be delivered to Parent upon demand, and any holders of Hyperion Stock Certificates (other than with respect to any dissenting shares) who have not theretofore surrendered their Hyperion Stock Certificates or book entry shares prior to that time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar legal requirements) for satisfaction of their claims for the Merger Consideration. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental body) shall become, to the extent permitted by applicable law, the property of the Surviving Corporation free and clear of any claims or interest of any person or entity previously entitled thereto. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of any Hyperion Stock Certificate or to any other person or entity with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar law.

Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares, Hyperion Options, or Hyperion RSUs or any other consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required by any applicable law to deduct and withhold with respect to taxes. Each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate governmental body. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of Shares, Hyperion Options, or Hyperion RSUs or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

Stock Options and Restricted Stock Units

Each Hyperion Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Hyperion Option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Hyperion Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Offer Price in cash over (y) the exercise price payable per Share under such Hyperion Option,. Each Hyperion Option that has an exercise price per Share that is equal to or greater than the Offer Price will be cancelled and terminated at the Effective Time and will cease to exist without entitling the holder thereof to receive any cash payment or other consideration before or after the Effective Time.

Each Hyperion RSU that is outstanding as of immediately prior to the Offer Acceptance Time will become fully vested immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested Hyperion RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Hyperion RSU will be cancelled and converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Hyperion RSUs immediately prior to the Effective Time and (ii) the Offer Price.

Warrants

Prior to the Acceptance Time, Hyperion shall satisfy all notification requirements under the terms of the outstanding warrants to purchase Shares and shall request that the holders of such warrants agree to the termination of all such outstanding warrants prior to the Acceptance Time.

Representations and Warranties

In the Merger Agreement, Hyperion has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization;

•	capitalization;

•	authority;

•	no conflicts;

•	subsidiaries;

•	Hyperion’s SEC filings and financial statements;

•	absence of material adverse changes;

•	litigation;

•	information supplied;

•	broker’s or finder’s fees;

•	employee plans;

•	opinions of financial advisors;

•	tax matters;

•	environmental matters;

•	compliance with laws;

•	intellectual property;

•	employment matters;

•	insurance;

•	material contracts;

•	properties;

•	regulatory matters; and

•	inapplicability of anti-takeover statutes.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Hyperion, including representations relating to:

•	valid existence;

•	authority; non-contravention;

•	no legal proceedings challenging the Merger;

•	activities of Purchaser;

•	information supplied;

•	absence of other Hyperion representations or warranties;

•	non-reliance on Hyperion estimates, projections and forecasts, forward looking statements and business plan;

•	financing; and

•	ownership of Hyperion common stock.

The representations and warranties in the Merger Agreement will not survive the Merger.

Certain representations and warranties of Hyperion are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Material Adverse Effect” means any change, occurrence or development that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on the business, operations or financial condition of Hyperion and its subsidiaries, taken as a whole; provided that changes, occurrences or developments that are to the extent attributable to any of the following shall not be deemed, either alone or in combination, to constitute, and shall not be taken into account in determining whether there is, or would reasonably likely to be, a “Material Adverse Effect”:

•	general political, economic or market conditions or general changes or developments in the industry in which Hyperion and its subsidiaries operate, except to the extent that Hyperion and its subsidiaries are adversely affected disproportionately relative to other participants in such industry;

•	any act of terrorism, war (whether declared or not), national or international calamity or any other similar event, except to the extent that Hyperion and its subsidiaries are adversely affected disproportionately relative to other participants in such industry;

•	the announcement or pendency of the transactions contemplated by the Merger Agreement, including any reduction in billings or revenue or any negative impact on relationships with employees of Hyperion or its subsidiaries or disruption in (or loss of) customer, supplier, distributor, landlord, partner or similar relationships to the extent attributable to the announcement or performance of the transactions contemplated by the Merger Agreement;

•	changes in law or any applicable accounting regulations or principles or the interpretations thereof after the date of the Merger Agreement, except to the extent that Hyperion and its subsidiaries are adversely affected disproportionately relative to other participants in such industry;

•	changes in the price or trading volume of Hyperion’s stock, but not the underlying cause of such change;

•	any failure by Hyperion to meet public or internal revenue, earnings or other projections, but not the underlying cause of such failure;

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

•	any adverse effect arising directly from the taking of any action required by the Merger Agreement, expressly approved or permitted in writing by Parent, or the failure to take any action prohibited by the Merger Agreement, or

•	any class action litigation with respect to alleged breach of fiduciary duties of the board of directors of Hyperion in connection with the transactions contemplated by the Merger Agreement.

Operating Covenants

The Merger Agreement provides that, except as required or permitted by the Merger Agreement, as required by applicable law, or with the prior written consent of Parent, from the date of the Merger Agreement until the earlier of the Offer Acceptance Time or the termination of the Merger Agreement pursuant to its terms, Hyperion will it conducts its business in the ordinary course and substantially in accordance with past practices and in material compliance with all applicable laws and required governmental authorizations and will promptly notify Parent of (i) any notice from any person alleging that the consent or approval of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, and (B) any legal proceeding commenced, or, to the knowledge of Hyperion threatened, relating to or involving Hyperion or any of its subsidiaries that relates to the consummation of the transactions contemplated by the Merger Agreement. Hyperion will use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees of Hyperion and its subsidiaries, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, governmental bodies and other material business relations; provided, that

Hyperion is under no obligation to put in place any new retention programs or include additional personnel in existing retention program.

In addition, during the same period, except as required or permitted by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Parent, Hyperion will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	declare or issue dividends in respect of its capital stock; adjust, split, combine or reclassify any capital stock or otherwise amend the terms of securities of Hyperion of any of its subsidiaries; acquire, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities;

•	issue, sell, grant or authorize issuances, sales or grants of its capital stock or other equity security;

•	amend any outstanding Hyperion equity awards;

•	amend its certificate of incorporation or bylaws;

•	form any subsidiary, acquire any equity interest of any other company, effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	amend or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any material contract or, except as otherwise specifically permitted by the Merger Agreement, enter into any material contract;

•	sell or otherwise dispose of, or lease, license, sublicense or grant any option or other right in or to any right or other asset or property of Hyperion of any of its subsidiaries to any other party (except in each case for rights, assets or properties: (A) acquired, leased, licensed or disposed of by Hyperion in the ordinary course of business and (B) that are not material);

•	make any pledge of any material assets or permit any of its material assets, or any of its cash equivalents or debt or equity investments, to become subject to any liens, other than liens permitted by the Merger Agreement;

•	lend money to or advances to or make any debt or equity investments (other than advances to employees for travel and other business related expenses in the ordinary course of business consistent with past practices and in compliance with Hyperion’s policies related thereto), forgive any loan or incur any indebtedness;

•	(A) except as expressly contemplated by the Merger Agreement, establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights or payments under, or exercise discretion with respect to performance under, any Hyperion employee benefit plan, any award granted under any Hyperion employee benefit plan, or Hyperion employee agreement, (B) grant any new award under any Hyperion employee benefit plan, (C) grant or pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, severance or termination benefits, fringe benefits or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any Hyperion employees;

•	terminate any employee other than for cause or hire any employee, in each case, whose annual cash compensation is $150,000 or more;

•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

•	make or authorize any capital expenditure (except that Hyperion may make any capital expenditure that does not exceed $125,000 individually and $250,000 in the aggregate during any fiscal quarter);

•	make any contributions (excluding contributions which are employee deferrals of eligible earnings under Hyperion’s 401(k) plan) to Hyperion’s 401(k) plan other than as required under the terms of such plan as in effect on the date of the Merger Agreement, or make any required contribution to Hyperion’s 401(k) plan in Shares;

•	commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where Hyperion reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Hyperion consults with Parent and considers the views and comments of Parent with respect to such legal proceedings prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Hyperion and/or any of Hyperion’s subsidiaries;

•	(A) make or change any material Tax election; (B) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (C) file an amended tax return that could materially increase the taxes payable by Hyperion or its subsidiaries; or (D) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund;

•	adopt or implement any stockholder rights plan or similar arrangement; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation; Other Offers

From the date of the Merger Agreement until the earlier to occur of the Acceptance Time or the termination of the Merger Agreement, Hyperion and its subsidiaries shall not and shall not authorize or knowingly permit their respective officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and other representatives, whom we refer to collectively as “Representatives,” to:

•	solicit, initiate or knowingly encourage or furnish any non-public information in connection with or for the purpose of soliciting, initiating or knowingly encouraging any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below);

•	other than informing persons of the existence of the provisions described in this section titled “No Solicitation; Other Offers,” enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to an Acquisition Proposal;

•	approve, endorse or recommend or enter into an Acquisition Proposal or any letter of intent, acquisition agreement, memorandum of understanding or other contract contemplating an Acquisition Proposal, requiring Hyperion to abandon or terminate its obligations under the Merger Agreement;

•	except where the Hyperion Board determines in good faith (after consultation with its financial advisors and legal counsel) that the failure to take such action would be inconsistent with the Hyperion Board’s fiduciary duties under applicable law, release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any “standstill” agreement to which Hyperion or any of its subsidiaries are a party; or

•	resolve, propose or agree to do any of the foregoing.

Hyperion shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any Acquisition Proposal and shall promptly deliver a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that Hyperion is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective on the date of the Merger Agreement, and the notice shall also request such person to promptly return or destroy all confidential information concerning Hyperion and its subsidiaries in the manner indicated in such confidentiality agreements.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time, if Hyperion receives an unsolicited bona fide written Acquisition Proposal from any person which was made or renewed on or after the date of the Merger Agreement, did not result from a breach of the restrictions described in this section titled “No Solicitation; Other Offers” and which the Hyperion Board determines in good faith (after consultation with its financial advisors) constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), then Hyperion may, upon a good faith determination by the Hyperion Board (after consultation with outside counsel) that failure to take such action would be reasonably likely to be inconsistent with the Hyperion Board’s fiduciary duties under applicable law, (i) furnish information with respect to Hyperion and its subsidiaries to such person pursuant to a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Hyperion than those contained in the confidentiality agreement between Parent and Hyperion; provided, however, that (A) prior to or concurrently with furnishing any such information to, or entering into discussions with, such person, Parent receives written notice from Hyperion of the identity of such person and Hyperion’s intention to furnish information to, or enter discussions with, such person and (B) any non-public information provided shall (along with a copy of the executed confidentiality agreement), to the extent not previously provided to Purchaser or Parent, be concurrently provided or made available to Purchaser or Parent, and (ii) participate in discussions or negotiations with the person making such Acquisition Proposal or Acquisition Inquiry (as defined below).

Hyperion shall promptly advise Parent in writing, in no event later than 36 hours after receipt of any Acquisition Proposal or Acquisition Inquiry and shall indicate and provide the identity of the person making such Acquisition Proposal or Acquisition Inquiry, a copy of all material written materials provided by the third-party in connection with the submission of such Acquisition Proposal or Acquisition Inquiry and a written summary of all material oral communications made by any person in connection with such Acquisition Proposal or Acquisition Inquiry, and thereafter shall keep Parent reasonably informed of all material developments affecting the status and the material terms of any such Acquisition Proposal or Acquisition Inquiry.

The Merger Agreement provides that neither the Hyperion Board nor any of its committees will (i) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Hyperion Board Recommendation (including any failure to include the Hyperion Board Recommendation in the Schedule 14D-9, when mailed); or (ii) adopt, approve, recommend, endorse or otherwise declare advisable (or make any public announcement of its decision to adopt, approve, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal (each such foregoing action or failure to act in clauses (i) and (ii) being referred to as a “Change in Hyperion Board Recommendation”). Notwithstanding the foregoing, the Hyperion Board may, at any time prior to the Acceptance Time:

•	effect a Change in Hyperion Board Recommendation in response to a Change in Circumstance (as defined below) if the Hyperion Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

effect a Change in Hyperion Board Recommendation in response to an Acquisition Proposal that did not result from a breach of the restrictions described in this section titled “No Solicitation; Other Offers” if the Hyperion Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and the

Hyperion Board concludes in good faith, after consultation with Hyperion’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal; and

•	terminate the Merger Agreement in accordance with the terms of the Merger Agreement (and, if applicable, enter into an alternative acquisition agreement), if Hyperion receives an Acquisition Proposal that did not result from a breach of the restrictions described in this section titled “No Solicitation; Other Offers” and that the Hyperion Board concludes in good faith, after consultation with Hyperion’s financial advisor, constitutes a Superior Proposal and the Hyperion Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under applicable law.

Prior to effecting a Change in Hyperion Board Recommendation or terminating the Merger Agreement as set forth above (i) Hyperion is required to provide prior written notice at least three business days in advance (the “Notice Period”) to Parent that Hyperion intends to take such action and (A) if the basis for the proposed action is in response to a Change in Circumstance, describing the events, facts and circumstances giving rise to such Change in Circumstance and the reason for the Change in Hyperion Board Recommendation or (B) if the basis for the proposed action is a Superior Proposal, describing the material terms and conditions of such Superior Proposal and including a copy of the then current draft of any alternative acquisition agreement setting forth such Superior Proposal and all other material documents relating to such Superior Proposal, (ii) Parent must not make, within the Notice Period, a binding proposal that would, in the good-faith judgment of the Hyperion Board (after consultation with outside counsel and, in the case of a Superior Proposal, Hyperion’s financial advisor), cause such Change in Circumstance to no longer form the basis for the Hyperion Board to effect a Change in Hyperion Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be (provided, that, Hyperion has negotiated in good-faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, so that such Acquisition Proposal would cease to constitute a Superior Proposal or such Change in Circumstance would no longer necessitate a Change in Hyperion Board Recommendation, as applicable). In the event that any material changes occur with respect to the financial terms of a Superior Proposal prior to Hyperion effecting a Change in Hyperion Board Recommendation or terminating the Merger Agreement, Hyperion shall provide to Parent a new notice and a new two business days period to respond to such revised proposal.

The Merger Agreement does not prohibit Hyperion from (i) taking and disclosing to Hyperion’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to Hyperion’s stockholders with regard to an Acquisition Proposal if, in the good-faith judgment of the Hyperion Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its fiduciary duties under applicable law.

Pursuant to the Merger Agreement:

•	“Acquisition Inquiry” means an inquiry, indication of interest, proposal, offer or request for information from any person (other than Parent and its affiliates) that relate to or could reasonably be expected to lead to an Acquisition Proposal.

•

“Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by Parent or one of Hyperion’s subsidiaries) contemplating or otherwise relating to (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (A) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Hyperion; or (B) Hyperion issues securities representing more than 20% of the outstanding shares of any class of voting securities of Hyperion; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Hyperion and its subsidiaries that constitute or account for (A) 20% or more of the consolidated net revenues of

Hyperion, consolidated net income of Hyperion or consolidated book value of Hyperion; or (B) 20% or more of the fair market value of the assets of Hyperion; or (iii) any liquidation or dissolution of Hyperion.

•	“Change in Circumstance” means any material event or development or material change in circumstances with respect to Hyperion that (i) was neither known to the Hyperion Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement nor known by the chief executive officer or chief financial officer of Hyperion nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances solely relating to Parent, Purchaser or any of their affiliates, (C) clearance of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder or other applicable antitrust laws or (D) the fact Hyperion meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of the Merger Agreement in the market price or trading volume of Hyperion’s common stock or the credit rating of Hyperion (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).

•	“Superior Proposal” means a bona fide written Acquisition Proposal not resulting from a breach of the restrictions described in this section titled “No Solicitation; Other Offers” that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (i) more than 50% of the outstanding shares of Hyperion’s common stock or (ii) more than 50% of the assets of Hyperion and its subsidiaries, taken as a whole, in either case, which the Hyperion Board determines in good faith (after consultation with its financial advisor): (A) to be reasonably likely to be consummated if accepted; and (B) if consummated, would result in a transaction more favorable to Hyperion’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, the identity of the person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

Reasonable Best Efforts

Under the terms of the Merger Agreement, each of Parent, Purchaser and Hyperion will use its reasonable best efforts to make or cause to be made: (i) within ten (10) business days after the date of the Merger Agreement an appropriate filing of a Notification and Report Form pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (“HSR Act”) with respect to the Offer and the Merger; and (ii) as promptly as practicable after the date of the Merger Agreement all other necessary filings and notices with other governmental bodies under any other antitrust law relating to the Offer and the Merger. Each party to the Merger Agreement shall use its reasonable best efforts to: (A) respond at the earliest practicable date to any requests for additional information made by the U.S. Department of Justice, the Federal Trade Commission, or any other governmental body under any antitrust law relating to the Offer and the Merger; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any governmental body under any antitrust law relating to the Offer and the Merger; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any antitrust law relating to the Offer and the Merger, subject to advice of such party’s antitrust counsel; and (D) request early termination of the waiting period under the HSR Act and take all other actions reasonably necessary consistent with this section titled “Reasonable Best Efforts” to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other antitrust law relating to the Offer and the Merger.

In addition, each of Purchaser, Parent and Hyperion will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to (i) obtain all necessary actions or non actions, waivers, consents, approvals, orders and authorizations from all governmental bodies and make all necessary registrations, declarations and filings with all governmental bodies, that are necessary to consummate the Offer and the Merger, (ii) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement and (iii) obtain each consent, authorization and/or approval (if any) required to be obtained by such party pursuant to any applicable law or material contract in connection with the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, neither Parent nor any of its affiliates will be required under the terms of the Merger Agreement (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Hyperion or any of their respective affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Hyperion or any of its subsidiaries of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by Hyperion or any of its subsidiaries to take any of the foregoing actions) or (iii) to agree to any changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of Hyperion and its subsidiaries if such actions reasonably could be expected to have a material adverse effect on the operations or business of Parent and its subsidiaries.

Indemnification and Insurance

The Merger Agreement provides that from and after the Expiration Time until the sixth anniversary of the Offer Closing Date, Purchaser and Parent shall and shall cause Hyperion, Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable law, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements) damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, and provide advancement of expenses to, all past and present directors and officers of Hyperion and each of Hyperion’s subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Hyperion or any of Hyperion’s subsidiaries pursuant to Hyperion’s certificate of incorporation and bylaws, the other charter and organizational documents of Hyperion’s subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement that have been disclosed to Parent between Hyperion or any of its subsidiaries and any directors and officers of Hyperion and any of Hyperion’s subsidiaries; and (ii) include and cause to be maintained in effect in Hyperion’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the Offer Closing Date , the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in Hyperion’s certificate of incorporation and bylaws.

Hyperion will, at or prior to the Offer Closing Date, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Hyperion, covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the Merger Closing. In no event, however, shall the Surviving Corporation expend in any one year an amount in excess of 250% of the annual premium currently payable by Hyperion with respect to the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Hyperion.

Employee Matters

Parent has agreed that each employee actively employed by Hyperion or any of its subsidiaries at the Effective Time (each, a “Covered Employee”) that remains employed by Parent or any of its affiliates (including the Surviving Corporation) shall receive during the period beginning on the Effective Time and ending on the first anniversary of the Effective Time (i) annual base salary (or annual base pay) and, solely during the period beginning on the Effective Time and ending on December 31, 2015, incentive cash compensation opportunity (i.e., cash bonus opportunities and commissions), in each case, no less favorable than the annual base salary (or annual base pay) and incentive cash compensation opportunity provided to Covered Employees immediately prior to the Effective Time, (ii) severance rights under certain Hyperion employment agreements disclosed to Parent, and (iii) employee welfare benefits that are substantially comparable in the aggregate, as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of Parent or its subsidiaries under its welfare benefit plans and programs, or (B) to those provided to such Covered Employees immediately prior to the Effective Time under Hyperion’s employee benefit plans.

To the extent a Covered Employee remains an employee of Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation and participates in the applicable benefit plan following the Effective Time, Parent shall use commercially reasonable efforts to recognize, or shall use commercially reasonable efforts to cause the Surviving Corporation and its subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to Hyperion (or any predecessor entities of Hyperion or any of its subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar Hyperion benefit plan in which such Covered Employee participated immediately prior to the Effective Time. Notwithstanding the foregoing, service of each Covered Employee prior to the Effective Time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non elective employer contributions under any plan of Parent or its subsidiaries under Section 401(k) of the Code; or (ii) any retiree medical program in which any Covered Employee participates after the Effective Time.

Financing Efforts

Each of Purchaser and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the proceeds of the Debt Financing, and shall not permit any amendment or modification to, or grant any waivers of, any condition or other provision or remedy under the Debt Commitment Letter or any definitive agreement entered into connection with any Debt Financing (“Financing Agreement”) without the prior written consent of Hyperion (which may be granted or withheld in Hyperion’s sole discretion), if such amendments, modifications or waivers would (i) reduce the aggregate amount of aggregate cash proceeds available from the Debt Financing below the amount (after taking into consideration the funds otherwise expected to be available to Parent) that is required to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to repay or refinance the debt contemplated to be replaced under the Debt Commitment Letter (including any fees, premiums and expenses payable in connection therewith), or (ii) impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent in a manner adverse to Purchaser, Parent or Hyperion, in each case, solely to the extent that such amendment or modification would be reasonably likely to (A) prevent or delay or impair the ability of Purchaser and Parent to consummate the Offer, the Merger and the other transactions contemplated under the Merger Agreement, (B) adversely impact the ability of Purchaser or Parent to enforce its rights or remedies against the other parties to the Debt Commitment Letter or Financing Agreements or (C) make the timely funding of the Debt Financing or satisfaction of the conditions precedent to obtaining the Debt Financing any less likely to occur.

Hyperion has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to cause its and their representatives to, provide to Parent such customary and necessary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by

Parent solely in connection with obtaining the Debt Financing (or any alternative financing). Parent has agreed to (i) reimburse Hyperion for all documented reasonable out of pocket costs and expenses incurred by Hyperion, its subsidiaries and their respective representatives in connection with any cooperation contemplated by this section titled “Financing Efforts” and (ii) indemnify Hyperion from and against any and all liabilities suffered or incurred by Hyperion, its subsidiaries and their respective representatives in connection with the Debt Financing, arrangement of the payoff of Hyperion’s existing credit facility, the arrangement of the Debt Financing and/or the provision of information utilized in connection therewith (the “Financing Indemnification”), in each case, other than in circumstances (x) where the Hyperion Termination Fee (as defined below) becomes payable in accordance with the terms of the Merger Agreement or (y) where Parent has terminated the Merger Agreement prior to the Acceptance Time upon the occurrence of a Trigger Event Termination.

Marketing Period

In addition to the other Offer Conditions described in Section 15 — “Certain Conditions of the Offer”, the Offer is conditioned upon the completion of the Marketing Period (the “Marketing Period Condition”). The “Marketing Period” is a period of fifteen (15) consecutive business days after the date of the Merger Agreement commencing on the first day on which Parent shall have received from Hyperion certain pertinent and customary information that is reasonably available to Hyperion and its subsidiaries, and certain financial statements business and other financial data and audit reports and other financial information reasonably needed by Parent and the financing sources (such information, the “required information”); provided that if such 15 business day period has not ended on or prior to August 21, 2015, then such 15 business day period will not commence until on or after September 8, 2015 (and July 3, 2015 shall not be considered a business day for the purpose of this definition of “Marketing Period”).

Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such 15 business day period, (i) Hyperion and/or any of its subsidiaries shall have publicly announced any intention to restate any material financial information included in the required information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable required information has been amended or Hyperion or such subsidiary has announced that it has concluded that no restatement shall be required or (ii) the required information would not be Compliant (as defined below) at any time during such 15 business day period, in which case a new 15 business day period shall commence upon Parent and its financing sources receiving updated required information that would be Compliant. If at any time during the Marketing Period the required information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced prior to the commencement of the Offer.

Pursuant to the Merger Agreement, “Compliant” means, with respect to the required information, that (i) such required information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such required information not misleading, (ii) as to required information consisting of historical financial statements of Hyperion or any of its subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the financing sources to receive customary accountants’ comfort letters, and (iii) Hyperion’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the information materials required under the terms of the Debt Commitment Letter.

Termination of Hyperion 401(K) Plan

Contingent upon the consummation of the Merger, Hyperion shall take all necessary actions to terminate Hyperion 401(k) Plan, with such termination effective as of no later than the date immediately preceding the consummation of the Merger. Prior to and conditioned upon termination of the Hyperion 401(k) Plan, Hyperion will take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Hyperion 401(k) Plan that are impacted by such termination.

In the event of such termination of the Hyperion 401(k) Plan, Parent shall use commercially reasonable efforts to: (i) provide to Covered Employees who continue in employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation and were eligible to participate in the Hyperion 401(k) Plan immediately prior to the consummation of the Merger benefits under the 401(k) Plan sponsored by Parent or one of its affiliates (the “Parent 401(K) Plan”), subject to and in accordance with its terms, and (ii) allow Covered Employees who continue in employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation to make eligible rollover contributions to the Parent 401(k) Plan of their Hyperion 401(k) Plan account balances from the Hyperion 401(k) Plan, in each case as soon as practicable following the consummation of the Merger.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements, notification of certain events, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, confidentiality, securityholder litigation, stock exchange delisting and deregistration and eliminating the effect of any take over law.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	The waiting periods applicable to the consummation of the Merger and the Offer under the HSR Act (or any extension thereof) and any other antitrust law shall have expired or been terminated;

•	No law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal; and

•	Purchaser will have previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Offer Closing:

•	By mutual written consent of Parent and Hyperion at any time prior to the Acceptance Time.

•	By either Parent or Hyperion if:

•	the Acceptance Time shall have not been consummated on or prior to the close of banking business, New York City time, on September 30, 2015; provided, that a party will not be permitted to terminate the Merger Agreement is Agreement pursuant to this provision if the failure of the Acceptance Time to occur prior to the Outside Date is primarily attributable to a failure of such party to perform any of its covenants or obligations under the Merger Agreement (an “End Date Termination”); or

•	at any time prior to the Effective Time if any final, non appealable law, order or judgment issued or entered by any governmental body shall be in effect (i) having the effect of making illegal, permanently restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or (ii) if a court of competent jurisdiction or other governmental body shall have issued a decree or ruling, or shall have taken any other action, having the effect of (A) restraining or prohibiting Parent’s or its affiliates’ ownership or operation of the business of Hyperion, or of Parent or affiliates, or to compel Parent or any of its affiliate to sell, divest, lease, license, transfer, dispose of or otherwise encumber or to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Hyperion or any of their respective affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Hyperion of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by Hyperion to take any of the foregoing actions) or (B) imposing changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of Hyperion.

•	By Parent if, prior to the Acceptance Time:

•	any of the following shall have occurred: (i) the Hyperion Board shall have effected a Change in Hyperion Board Recommendation; (ii) Hyperion shall have failed to include in the Schedule 14D 9 the Hyperion Board Recommendation; (iii) the Hyperion Board shall have failed to publicly reaffirm its recommendation of the Merger Agreement within ten (10) business days after Parent requests in writing following the public disclosure of an Acquisition Proposal; (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Hyperion Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer of exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; (v) the Hyperion Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (vi) Hyperion shall have executed any contract relating to any Acquisition Proposal other than a customary confidentiality agreement expressly permitted under the non-solicitation restrictions in the Merger Agreement; or (vii) there has been a willful breach of the non-solicitation restrictions in the Merger Agreement (a “Trigger Event Termination”); or

•	(i) there shall have been a breach of any covenant or agreement on the part of Hyperion set forth in the Merger Agreement; or (ii) any representation or warranty of Hyperion set forth in the Merger Agreement that shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in each case, (A) result in the Offer Conditions not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured prior to the Outside Date; provided, that Hyperion shall use reasonable efforts to cure such breach as promptly as practicable.

•	By Hyperion, prior to the Acceptance Time, if:

•	there shall have been a breach of (i) any covenant or agreement on the part of Purchaser or Parent set forth in the Merger Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in the Merger Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in either case, have a material adverse effect on Purchaser or Parent or on the ability of Purchaser or Parent to consummate the Offer, and in each case, such breach is not curable by the Outside Date, or, if curable, is not cured prior to the Outside Date; provided, that Purchaser and Parent shall use reasonable efforts to cure such breach as promptly as practicable;

•	the Hyperion Board authorizes Hyperion to enter into a binding, written definitive agreement providing for the consummation of a transaction constituting a Superior Proposal and to, substantially concurrently with such termination, enter into such agreement if (i) Hyperion has complied in all material respects with the non-solicitation restrictions set forth in the Merger Agreement and (ii) Hyperion pays the Hyperion Termination Fee due to Parent under the terms of the Merger Agreement (a “Superior Proposal Termination”); or

•	(i) all the Offer Conditions other than the Financing Proceeds Condition shall have been and continue to be satisfied or waived as of the Expiration Date; (ii) Hyperion has irrevocably confirmed by written notice its intention to terminate the Merger Agreement if Parent and Purchaser fail to consummate the Offer Closing when required under the terms of the Merger Agreement, and (iii) Parent has failed to consummate the Offer within three business days of the date the Offer Closing should have occurred in accordance with the terms of the Merger Agreement (a “Financing Termination”).

Effect of Termination

In the event of the termination of the Merger Agreement, the Merger Agreement shall be of no further force or effect; provided, that (i) Parent’s indemnification obligations described in the section titled “Financing Assistance”, the termination fees described in the section titled “Termination Fees” and the Confidentiality Agreement, dated as of March 8, 2015, by and between Horizon Pharma plc and Hyperion shall, in each case, survive the termination and shall remain in full force and effect and (ii) nothing in the Merger Agreement shall relieve any party from any liability for any breach of the Merger Agreement.

Termination Fees

A termination fee of $35,000,000 (the “Hyperion Termination Fee”) will be payable by Hyperion if the Merger Agreement is terminated under one of the following circumstances:

•	by Parent pursuant to a Triggering Event Termination;

•	by Hyperion pursuant to a Superior Proposal Termination; or

•	(i) after the date of the Merger Agreement but prior to the termination of the Merger Agreement in accordance with its terms, an Acquisition Proposal shall have been publicly announced and not withdrawn, (ii) thereafter, the Merger Agreement is terminated by Parent or Hyperion pursuant to an End Date Termination and (iii) within nine (9) months after such termination, Hyperion consummates an Acquisition Proposal or enters into an Acquisition Transaction that is subsequently consummated; provided that solely for purposes of this provision, all references to 20% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%. A termination fee of $75,000,000 (the “Parent Termination Fee”) will be payable by Parent if the Merger Agreement is terminated under one of the following circumstances:

•	by Parent pursuant to an End Date Termination and (i) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than the Financing Proceeds Condition and, due to such termination, the Marketing Period Condition), and (ii) the failure of the Marketing Period Condition to be satisfied is not directly attributable to a breach of (A) Hyperion’s financial assistance covenants described in more detail in the section titled “Financial Assistance” or (B) any covenant or obligation of Hyperion contained in the Merger Agreement or other action or failure to act by Hyperion, in each case, that caused certain conditions set forth in the Debt Commitment Letter not to be satisfied or waived;

•

by Hyperion pursuant to an End Date Termination and (i) at the time of such termination, each of the Offer Conditions has been satisfied (other than the Financing Proceeds Condition and, due to such termination, the Marketing Period Condition), and (ii) the failure of the Marketing Period Condition to be satisfied is not directly attributable to a breach of (A) Hyperion’s financial assistance covenants described in more detail in the section titled “Financial Assistance” or (B) any covenant or obligation of Hyperion contained in the Merger Agreement or other action or failure to act by Hyperion, in each case, that caused certain conditions set forth in the Debt Commitment Letter not to be satisfied; and (iii) Hyperion shall have given Parent five (5) business days’ prior written notice of its intent to terminate the Merger Agreement and collect the Parent Termination Fee; and

•	by Hyperion pursuant to a Financing Termination.

In the event that the Hyperion Termination Fee becomes payable under terms of the Merger Agreement, except in the case of common law fraud or willful breach by Hyperion, such fee constitutes the sole and exclusive remedy under the Merger Agreement of Parent and Purchaser and each of their affiliates and representatives, and the receipt of the Hyperion Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their affiliates and representatives and any other person in connection with the Merger Agreement (and the termination hereof), the Offer, the Merger and the other transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination.

In the event that Hyperion receives full payment of the Parent Termination Fee, together with the Financing Indemnification, the receipt of the Parent Termination Fee together with the amount of any such Financing Indemnification shall, except in the case of common law fraud or willful breach by Parent or Purchaser, constitute the sole and exclusive remedy under the Merger Agreement of Hyperion and each of its affiliates and representatives, and the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Hyperion and its affiliates and representatives and any other person in connection with the Merger Agreement (and the termination hereof), the Offer, the Merger, the Financing Agreements and the other transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination. In no event will Hyperion be entitled to specific performance under the Merger Agreement if Parent has paid in full the Parent Termination Fee, and in no event shall Hyperion or its affiliates be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee.

Specific Performance

Hyperion is entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the Merger Agreement. Notwithstanding the foregoing, the right of Hyperion to obtain an injunction or other appropriate form of specific performance or equitable relief with respect to Parent’s and Purchaser’s obligation to consummate the Offer or the Merger is subject to the following requirements:

(i) the Marketing Period has ended;

(ii) with respect to the obligation to consummate the Offer, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Date, and, with respect to the obligation to consummate the Merger, all the conditions to the Merger would have been satisfied if the consummation of the Merger were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the consummation of the Merger, each of which shall be capable of being satisfied at the consummation of the Merger);

(iii) the Debt Financing has been funded or will be funded in accordance with the terms thereof at the consummation of the Offer and the Merger, as applicable; and

(iv) Parent and Purchaser fail to consummate (A) the Offer by the date the Offer is required to have been consummated under the terms of the Merger Agreement and/or (B) the Merger by the date the Merger is required to have been consummated under the terms of the Merger Agreement, as applicable.

Fees and Expenses

Except as provided in this Section 11 — “The Transaction Documents — The Merger Agreement —Termination Fees,” and certain expenses related to financing cooperation, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements themselves, a form of which has filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and Horizon Pharma plc” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreements with each of New Enterprise Associates 12, Limited Partnership, Sofinnova Venture Partners VII, L.P., Donald J. Santel, Jeffrey S. Farrow and Christine A. Nash (together, the “Supporting Stockholders”). As of March 29, 2015, the Supporting Stockholders owned an aggregate of approximately 21% of the outstanding shares of common stock of Hyperion.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to tender its Shares into the Offer promptly following, and in any event no later than the tenth business day following the commencement of the Offer, or if such Supporting Stockholder has not received the Offer Documents by such time, within two business days following receipt of such documents but in any event prior to the Expiration Date. If such Supporting Stockholder acquires Shares after the date the Tender and Support Agreement, unless such Tender and Support Agreement has been terminated in accordance with its terms, such Supporting Stockholder shall tender or cause to be tendered those Shares on or before the Expiration Date. Unless the Tender and Support Agreement has been terminated, such Supporting Stockholder will not withdraw its Shares from the Offer at any time.

The Tender and Support Agreements further provide that from the date of their execution until they expire, each Supporting Stockholder will not transfer or cause or permit any transfer of any of its Shares other than in connection with certain limited exceptions. The Tender and Support Agreements also provide that from the date of their execution until they expire, each Supporting Stockholders shall not (i) deposit, or permit the deposit of, any Shares in a voting trust, (ii) grant any proxy in respect of the Shares held by such Supporting Stockholder, except as contemplated in such Tender and Support Agreement, or (iii) enter into any voting or similar contract in contravention of the obligations of such Supporting Stockholders under the Tender and Support Agreements.

Under the terms of the Tender and Support Agreements, each Supporting Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of Shares, any rights to demand appraisal, any dissenters’ rights, or any similar rights that may arise with respect to the Merger that Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by Supporting Stockholder.

The Tender and Support Agreements shall terminate and shall have no further force or effect on the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and Horizon Pharma plc” above.

On March 8, 2015, Horizon Pharma plc and Hyperion entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, Horizon Pharma plc agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Hyperion in connection with a possible transaction with Hyperion. The Confidentiality Agreement also includes a one-year standstill provision that terminates in the event that Hyperion enters into a definitive agreement to effectuate certain transactions.

12.	Purpose of the Offer and Plans for Hyperion

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Hyperion while allowing Hyperion’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, we and Hyperion have agreed to take all necessary and appropriate action to cause the Merger to become effective immediately following the Offer Acceptance Time without a meeting of the stockholders of Hyperion in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Hyperion and will no longer participate in the future growth of Hyperion. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Hyperion and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Hyperion

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Hyperion or any of its subsidiaries, any material changes in Hyperion’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review Hyperion and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Hyperion with those of other business units of Horizon Pharma plc. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. If, as, and to the extent that, Parent acquires control of Hyperion, Parent will not pursue the contemplated Phase 3 clinical trial of RAVICTI in Hepatic Encephalopathy and will complete its independent evaluation and review of Hyperion and will determine what, if any, additional changes would be desirable in light of the circumstances. Such changes could include, among other things, restructuring Hyperion through changes in Hyperion’s business, corporate structure, articles of incorporation, bylaws, capitalization, management or personnel or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. We intend to work with Hyperion’s management as part of a comprehensive review of Hyperion’s business, operations, capitalization, management and personnel with a view to optimizing development of Hyperion’s potential.

13.	Certain Other Effects

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Hyperion will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Listing

If the Shares remain listed on the NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on the NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on the NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Hyperion to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) Hyperion is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Hyperion subject to registration, would substantially reduce the information required to be furnished by Hyperion to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Hyperion. Furthermore, “affiliates” of Hyperion and persons holding “restricted securities” of Hyperion may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Hyperion to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 13 — “Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Hyperion, without the prior consent of Parent will not declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock.

15.	Conditions of the Offer

The following is a summary of the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

This summary of the conditions to the Offer has been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, irrevocably accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer unless, immediately prior to the then-scheduled Expiration Date each of the following conditions has been satisfied:

(a) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act shall have expired or been terminated;

(b) there shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other Subsidiaries of Parent, collectively represents as of the Expiration Date one Share more than fifty percent (50%) of (i) the total number of all Shares outstanding at the time of expiration of the Offer and (ii) the aggregate number of Shares issuable to holders of Hyperion Options and Hyperion warrants from which Hyperion have received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of Hyperion Options and Hyperion warrants) (such condition in this clause (b) being, the “Minimum Condition”); and

(c) none of the following conditions shall have occurred and be continuing as of the then scheduled Expiration Date:

(i) there will be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer or any action have been taken, or any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(ii) the representation and warranted of Hyperion (A) set forth in the first sentence of Section 3.2(a) (Capitalization), Section 3.2(b) (Capitalization), Section 3.3(a) (Authorization; No Conflict) and Section 3.9 (Brokers and Finders Fees) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and shall not be true and correct in all respects as of such Expiration Date, except where the failure to be so accurate in all respects would not result, or reasonably be expected to result, in additional cost, expense or liability to Hyperion, Parent and their Affiliates, individually or in the aggregate that is more than $2,000,000, (B) set forth in Section 3.2 (other than the first sentence of Section 3.2(a) and Section 3.2(b)), Section 3.3(b) (Authorization; No Conflict) and Section 3.11 (Opinion of Financial Advisor) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement and shall not be true and correct in all material respects as of such Expiration Date, (C) set forth in Section 3.6(ii) (Absence of Material Adverse Changes) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and shall not be true and correct in all respects as of such Expiration Date and (D) set forth in the Merger Agreement, other than those described in clauses (A), (B) and (C) above, shall not be true and correct in all respects (disregarding all qualifications or limitations as to “materiality” and “Company Material Adverse Effect”) as of such Expiration Date, except, in the case of this clause (D), where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(iii) Hyperion shall have failed to perform or comply in all material respects with its obligations or covenants under the Merger Agreement and such failure to perform or comply with such obligations or covenants shall not have been cured prior to such Expiration Date;

(iv) there shall have been any Company Material Adverse Effect that shall be continuing as of the Expiration Date; or

(v) there shall be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or Hyperion (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain or prohibit Parent’s or its Affiliates’ ownership or operation of the business of Hyperion, or of Parent or its Affiliates, or (C) in connection with the Offer or the Merger, seeking any of the actions described in Section 5.5(b) of the Merger Agreement or seeking to impose material limitations on the ability of Parent or any of its Affiliates effectively to exercise full right of ownership of the Shares;

(d) Parent and Purchaser shall have received certificates executed on behalf of the Hyperion by the Hyperion’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(c)(ii)”, “(c)(iii)”, and “(c)(iv)” of Annex A to the Merger Agreement have been duly satisfied;

(e) the Marketing Period shall have been completed;

(f) either (A) Parent (either directly or through its Subsidiaries) shall have received the proceeds of the Debt Financing (or any alternative financing) or (B) the lenders party to the Debt Commitment Letter (or any alternative financing commitments) will have definitively and irrevocably confirmed in writing to Parent and the Purchaser that the proceeds of the Debt Financing (or an alternative financing) will be available at the Acceptance Time on the terms set forth in the Debt Financing Commitment (or any alternative financing commitments) and subject only to the satisfaction of the other Offer Conditions (the “Financing Proceeds Condition”); and

(g) the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to, and not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Merger Agreement and applicable Law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the then scheduled Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of Hyperion). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Hyperion with the SEC and other publicly available information concerning Hyperion and information supplied by Hyperion, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Hyperion and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Hyperion’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Hyperion expect to file our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division by April 10, 2015 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Horizon Pharma plc, Hyperion or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the transaction will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.

Delaware Law

As a Delaware corporation, Hyperion is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Hyperion Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Hyperion, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of

America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Hyperion or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Hyperion a written demand for appraisal of Shares held, which demand must reasonably inform Hyperion of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Hyperion will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Hyperion. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Hyperion will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Hyperion in accordance with Section 251(h) the DGCL.

17.	Fees and Expenses

We have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC a Tender Offer Statement on a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Hyperion pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Hyperion Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Hyperion may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC’s website at www.sec.gov. and are available from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Ghrian Acquisition Inc.

April 9, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF HORIZON PHARMA PLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Horizon Pharma plc are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Horizon Pharma plc. Unless otherwise indicated, the business address of each director and executive officer of PLC is 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, Chairman, President and Chief Executive Officer*	Timothy P. Walbert has served as our chairman, president and chief executive officer since September 2014 and was chairman of Parent and Parent’s president and chief executive officer from inception in March 2010 until September 2014. Mr. Walbert also serves on the board of directors of XOMA Corp., a public biotechnology company, Egalet Corporation, a public pharmaceutical company, the Biotechnology Industry Organization, the Illinois Biotechnology Industry Organization, ChicagoNEXT and the Greater Chicago Arthritis Foundation. In 2013, Mr. Walbert was appointed by former Illinois Governor Pat Quinn to the Illinois Innovation Council.	United States

Robert F. Carey, Executive Vice President, Chief Business Officer	Robert F. Carey has served as our executive vice president, chief business officer since September 2014. Mr. Carey previously served as executive vice president and chief business officer of Parent from March 2014 until September 2014. Prior to joining Parent, Mr. Carey spent more than 11 years as managing director and head of the life sciences investment banking group at JMP Securities LLC, a full-service investment bank. Mr. Carey serves on the board of directors of Red Hen Corporation and Hawthorne Race Course, Inc.	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer	Paul W. Hoelscher has served as our executive vice president, chief financial officer since October 2014. Previously, he was executive vice president, finance of Parent from June 2014 through September 2014. Prior to joining Parent, Mr. Hoelscher served as senior vice president, finance — treasury and corporate development of OfficeMax, Inc., an office supply company, from August 2013 to May 2014, and as vice president, finance — treasury and corporate development of OfficeMax from August 2012 to July 2013. From 2004 to May 2012, Mr. Hoelscher served as vice president, finance integration; vice president, international finance and treasurer; and vice president, corporate controller of Alberto Culver Company, a hair and skin beauty care company which was acquired by Unilever in 2011. From 1993 to 2004, Mr. Hoelscher served in other positions of increasing responsibility at Alberto Culver, including manager, corporate accounting; director, corporate finance; senior director, corporate finance; and corporate controller.	United States

David G. Kelly, Executive Vice President, Secretary and Managing Director, Ireland	David G. Kelly has served as our company secretary since November 2014 and as our executive vice president, managing director, Ireland, since September 2014. Prior to joining Horizon Pharma plc, Mr. Kelly served as chief financial officer of the Vidara Therapeutics Group from February 2012 to September 2014, and was previously chief financial officer of AGI Therapeutics plc, a publicly-listed Irish pharmaceutical company, from May 2005 to January 2012.	Ireland

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
John J. Kody, Executive Vice President, Chief Commercial Officer	John J. Kody has served as our executive vice president, chief commercial officer since November 2014. Previously, Mr. Kody was president of Leica Biosystems Richmond Inc., a biotechnology company and subsidiary of Danaher Corporation, from April 2010 to November 2014.	United States

Barry J. Moze, Executive Vice President, Corporate Development	Barry J. Moze has served as our executive vice president, corporate development since September 2014. Mr. Moze previously served as executive vice president, corporate development of Parent from May 2014 until September 2014. In addition, Mr. Moze has spent more than 28 years as Partner of Crystal Clear Communications, a consulting firm.	United States

Jeffrey W. Sherman, M.D., FACP, Executive Vice President, Research and Development and Chief Medical Officer	Jeffrey W. Sherman, M.D., FACP, has served as our executive vice president, research and development and chief medical officer since September 2014. From June 2011 until September 2014, Dr. Sherman served as executive vice president, development, manufacturing and regulatory affairs and chief medical officer of Parent, and from Parent’s inception in March 2010 to June 2011, Dr. Sherman served as Parent’s executive vice president, development and regulatory affairs and chief medical officer. From June 2009 to June 2010, Dr. Sherman served as president and board member of the Drug Information Association (DIA). Dr. Sherman currently serves as DIA liaison to the Clinical Trial Transformation Initiative, a public-private partnership, and also serves on the Board of Advisors of the Center for Information and Study on Clinical Research Participation. Dr. Sherman is an adjunct assistant professor of Medicine at the Northwestern University Feinberg School of Medicine.	United States

William F. Daniel*	William F. Daniel has served as a director since September 2014. Mr. Daniel, a Chartered Director and Chartered Accountant, was elected to the position of President of the Institute of Directors of Ireland in May 2013, and was originally elected to the board of the Institute of Directors in Ireland in June 2010. In February 2015, Mr. Daniel was appointed to the board of directors of Malin Corporation plc, a newly established Irish-based global life sciences company. Most recently, he was Executive Vice President and Company Secretary of Elan Corporation plc, a biotechnology company, and served in that role from December 2001 until the merger of Elan with Perrigo Company plc in December 2013.	Ireland

Michael Grey*	Michael Grey has served as lead independent director since September 2014, was director of Parent from September 2011 until September 2014 and was lead independent director of Parent from August 2012 until September 2014. In addition, Mr. Grey has served as chairman and chief executive officer of Reneo Pharmaceuticals, Inc., a biotechnology company, since September 2014 and as a venture partner at Pappas Ventures since January 2010. From February 2011 to June 2014, Mr. Grey served as president and chief executive officer of Lumena Pharmaceuticals, Inc., a biopharmaceutical company, which was acquired by Shire plc in June 2014. Mr. Grey also serves on the board of directors of BioMarin Pharmaceutical Inc. and Mirati Therapeutics, Inc., each a public biopharmaceutical company, and on the board of directors of Balance Therapeutics, Inc., Selventa, Inc. and Ziarco Group Ltd.	United States/ United Kingdom

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Jeff Himawan, Ph.D.*	Jeff Himawan, Ph.D., has served as a director since September 2014 and was a director of Parent from its inception in March 2010 until September 2014. In 1999, Dr. Himawan joined Essex Woodlands Health Ventures, L.P., a venture capital firm, where he now serves as a managing director. Dr. Himawan also currently serves on the board of directors of MediciNova, Inc., a public biopharmaceutical company, Light Sciences Oncology, Inc., Catalyst Biosciences, Inc. and Symphogen, Inc.	United States

Virinder Nohria, M.D., Ph.D.*	Virinder Nohria, M.D., Ph.D., has served as a director since September 2014. Previously, Dr. Nohria was director of Vidara Therapeutics International Public Limited Company from December 20, 2011 until September 2014. Dr. Nohria also serves on the board of directors of Promentis Pharmaceuticals Inc. and Sabela Pharmaceuticals, Inc. Dr. Nohria co-founded Vidara Therapeutics, Inc. in 2011 and most recently served as its President and Chief Medical Officer. Dr. Nohria is a board-certified neurologist with special qualification in child neurology.	United States/ United Kingdom

Ronald Pauli*	Ronald Pauli has served as a director since September 2014 and was a director of Parent from September 2011 until September 2014. Mr. Pauli has served as Chief Financial Officer of BioQuiddity, Inc., a biotechnology company since August 2014. Prior to that, Mr. Pauli served as chief financial officer at Sagent Pharmaceuticals, Inc. from April 2007 to August 2012.	United States

Gino Santini*	Gino Santini has served as a director since September 2014 and was a director of Parent from March 2012 until September 2014. Mr. Santini currently serves on the board of directors of AMAG Pharmaceuticals, Inc. and Vitae Pharmaceuticals, Inc., each a public biopharmaceutical company, Sorin SpA, a public medical products group, Collegium Pharmaceutical, Inc., Intarcia Therapeutics, Artax Biopharma Inc. and Allena Pharmaceuticals, Inc. From June 1983 to December 2010, Mr. Santini held various leadership positions of increasing responsibility at Eli Lilly and Company and capped his career as a member of the company’s executive committee and as the senior vice president of corporate strategy and business development.	United States/ Italy

H. Thomas Watkins*	H. Thomas Watkins has served as a director since September 2014 and was a director of Parent from April 2014 until September 2014. Previously, Mr. Watkins was director, president and chief executive officer of Human Genome Sciences (HGS), a biopharmaceutical company, from 2004 until HGS was acquired by GlaxoSmithKline in 2012. Mr. Watkins is the chairman of the board of directors of Vanda Pharmaceuticals, Inc., a public biopharmaceutical company. He is also a member of the board of directors of the Biotechnology Industry Organization and a member of the board of visitors of The College of William and Mary.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of Parent’s directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of Parent’s directors and executive officers is 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, Chairman, President and Chief Executive Officer*	See response for Horizon Pharma plc	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer*	See response for Horizon Pharma plc	United States

Jeffrey W. Sherman, M.D., FACP, Executive Vice President, Research and Development and Chief Medical Officer	See response for Horizon Pharma plc	United States

Robert F. Carey, Executive Vice President, Chief Business Officer	See response for Horizon Pharma plc	United States

John J. Kody, Executive Vice President, Chief Commercial Officer	See response for Horizon Pharma plc	United States

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of our directors and executive officers is 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P Walbert, Chairman, President and Chief Executive Officer*	See response for Horizon Pharma plc	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer*	See response for Horizon Pharma plc	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail:	By Hand or Overnight Mail:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Toll Free: 866-856-2826